株式会社日本格付研究所

最終更新日：2016 年 11 月 18 日

コーポレート等の格付プロセス

1/7

http://www.jcr.co.jp

JCR のコーポレート等に係る信用格付について、依頼から公表、見直しまでのプロセスは、以下のとおりです。初めての信用格付の場合、格付作業には通常 2 ヶ月程度を要します。

1. 格付の依頼

格付作業は原則として、格付対象債券等の発行体（債務者）（または発行体の同意を得た第三者）から依頼を受けることで開始されます。

2. 担当格付アナリストの決定

信用格付の依頼を受けると、業種や対象債務の種類などを考慮して担当格付アナリストを決定します。格付分析における客観性の維持などの観点から、担当格付アナリストは複数名（通常 2 名）選定されます。

3. 採りあげの判断

信用格付の依頼または打診があった場合、当該信用格付を所管する部門の長が、信用格付の付与にかかる過程の品質の確保、法令等遵守の確保、投資者の利益の保護その他の観点から、依頼または打診を受けた案件を採りあげることに問題がないかどうか判断します。JCR では、案件の採りあげに関し検討を行うため、適切な経験を有する複数の上級管理者を構成員に含む検討機関を設置しており、部門の長は必要に応じ、当該検討機関に判断を仰ぎます。

4. 資料提出の依頼

担当格付アナリストは発行体に対し、分析に必要な資料の提出（非公開情報を含む）を依頼します。依頼する資料内容は、業態や企業特性により一律ではありませんが、一般的には、会社概要、経営組織、生産、販売、損益財務、事業計画、子会社・関連会社、訴訟などの重要情報、起債関係、など多岐にわたります。JCR では、産業データ、業界資料、個別企業の公表資料などを保有、蓄積していますが、発行体からの十分な情報を得ることでより適切な格付判断が可能となります。

5. 利用する情報

JCR では、信用格付の審査の基礎をなす情報の品質確保についての方針を定めています。担当格付アナリストは、当該方針が求める要件を満たした情報を、審査の基礎をなす情報として利用します。担当格付アナリストは、信用格付の審査の基礎をなす情報として用いる情報について、十分な品質が確保されないと判断される場合には、信用格付の付与作業を中止します。

利用する情報には、公表情報のほか、発行体またはその代理人が提供する非公表情報も含まれます。ただし、非依頼信用格付については、非公表情報の入手が一部または全部不可能な場合であっても、用いられる情報について十分な品質を確保できる場合、これを付与します。

コーポレート等の信用格付に JCR が利用する情報には、一般的に、発行体が提供した発行体の財務諸表、発行体が提供した発行体の業績、経営方針などに関する資料および説明、発行体が提供した格付対象の商品内容に関する書類、経済・業界動向などに関し中立的な機関が公表した統計・報告などが含まれます。また、JCR では、信頼性が認められる情報ベンダーその他の第三者が提供するデータ、レポートその他の情報また

は情報処理サービスを利用することがあります。

　JCR が利用する情報は、JCR が、発行体および正確で信頼すべき情報源から入手したものです。ただし、当該情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCR は、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではありません。

6. 資料等の分析、質問状の送付

　担当格付アナリストは発行体からの提出資料、財務データ、業界データなどをもとに、発行体の信用力に関して定量・定性の両面からの分析を行います。この分析結果をもとに、担当格付アナリストで議論をおこない、疑問点や問題点を洗い出します。出てきた疑問点等については、質問状にまとめてこれを発行体に送付する、またはインタビューの場にて確認するなどします。

7. インタビューおよび経営陣との対話

　担当格付アナリストが発行体の役職員と直接面談して格付付与に必要な説明を受けるインタビューには、発行体のスタッフに対する事務インタビューと、経営陣に対するトップインタビューの 2 通りがあります。

　いずれのインタビューも、担当格付アナリストが必要と判断する場合に実施しますが、発行体に新規に信用格付を付与する場合には、原則として実施することとしています。事務インタビューは、信用格付の定期的な見直しの際にも、原則として実施します。また、経営陣が大幅に交替した後の信用格付の定期的な見直しに際しても、担当格付アナリストの判断により、多くの場合トップインタビューを実施します。

　インタビューでは担当格付アナリストが発行体を実際に訪問し、事前に送付した質問状に対する回答をはじめ、提出資料に関する説明を発行体から受けます。また、必要に応じ、工場視察などの実査をあわせて実施します。インタビューや工場関連施設などの実査は、財務分析の裏づけとなる事実を確認したり、感知することにより、発行体に固有の情報を得ることを目的としています。特にトップインタビューは、経営方針などの重要事項について経営陣に直接確認できることから、発行体の将来像をより的確に予測するうえで重要な情報源となっています。

8. 格付委員会

　担当格付アナリストは提出資料の分析やインタビューなどを踏まえ、発行体の信用力と格付対象債務の内容に関する議論を詰め、格付委員会開催に向け資料を作成します。そのうえで案件を格付委員会に付議し、信用格付を提案するとともにその理由を説明します。

　格付委員会は原則 4 名以上の格付委員で構成され、様々な分析の結果として導き出された提案格付が JCR の格付付与方針等に照らして整合性があり、かつ的確で十分に妥当なものかどうかを議論し、信用格付を決定します。議論の結果、担当格付アナリストが提案を修正することもあり、その場合、格付委員会は当該修正された提案について議論したうえで信用格付を決定します。担当格付アナリストの分析が不十分あるいは提案内容が不適切であるとされた場合は、担当格付アナリストに再調査を命じ、改めて格付委員会を開催し直すこともあります。

　格付委員会に出席する格付委員には各自 1 票の投票権が与えられます。付議された案件の担当格付アナリ

ストが格付委員の資格を有する場合は、当該担当格付アナリストも投票権を与えられます。格付委員会は原則として出席した格付委員の全員一致で信用格付を決定します。格付委員会で合意に達しなかった案件については、上級の格付委員で構成される合議体で改めて審議し、原則として多数決により決定します。

9. 格付の通知および再調査・再審議

決定された信用格付は、公表前にあらかじめ、発行体またはその代理人に伝えられます。これにより、発行体はより正確な信用格付を付与されるように事実誤認等の異議を述べる充分な機会が与えられます。

事実誤認の有無を発行体またはその代理人が確認することを可能にするため、担当格付アナリストは信用格付の決定後速やかに、発行体またはその代理人に、プレス・リリースのドラフトなど格付事由を説明した書面を交付するなどして格付の決定要因となった重要な情報と主要な論点を説明するとともに、利用した主要な情報に関する事実の誤認につき、あらかじめ設定した期限までに発行体またはその代理人が指摘できる旨を説明します。

あらかじめ設定した期限までに事実誤認の有無についての発行体またはその代理人による確認が終了しないと見込まれる場合であって、その遅延の理由が正当または合理的であると認められない場合、担当格付アナリストは期限の延長を行うことなく、信用格付を遅滞なく公表するための手続をとります。

格付決定につき、発行体から事実誤認その他信用格付の的確性を検証すべきと判断される事由の指摘を含む異議が申立てられた場合、その内容を検討し、必要があると判断されれば、他の格付アナリストに対する再調査の指示、再審議のための格付委員会等の招集等を行います。その場合は、発行体に異議の裏付けとなる資料や情報などについて改めて提出を依頼することとなります。なお、発行体から格付結果に反対する意思が表明されたに過ぎないような場合は、再調査および再審議は行いません。

10. 公表

付与した信用格付は、これを遅滞なく公表します。信用格付の結果については、やむをえず同意を得ず公表することもありえます。ただし、結果とその理由は必ず発行体に説明することとしています。

また、格付付与方針等に重要な変更を行う場合には、個別の信用格付に適用する前に、あらかじめ、変更する旨およびその概要を公表します。ただし、やむを得ない事由がある場合は、当該事由、変更した旨およびその概要を当該変更後に公表する場合もあります。

公表は、東京証券取引所の記者クラブへの投函・配信によるニュースリリース、ブルームバーグやロイターなどの電子メディアへの配信、JCR のウェッブサイトへの掲示により行われます。

11. 格付の見直し

格付対象としての債務が存続する限り、発行体の業績や業界の動きなどを追い、信用格付の見直しを行ない、必要があれば信用格付を変更し、これを公表します。JCR では各対象債務につき信用格付の定期的な見直しを行うこととしています。また、業績や事業環境の想定外の急激な変化や、合併・買収など、発行体の信用力に重大な影響を及ぼす可能性がある事象が発生した場合についてもその都度信用格付を見直します。信用格付の定期的な見直しにあたっては、原則として発行体から資料提出を受け、発行体へのインタビューなどを実施します。

http://www.jcr.co.jp

信用格付の定期的な見直しの実施間隔は 1 年を目安としていますが、追加的な情報収集や日程調整上の必要性などにより、実際には見直しの間隔が 1 年を超える場合があります。JCR では直近の付与から 1 年と 1 ヶ月以上が経過した信用格付を定期的に洗い出してその期間経過の背景等を検証し、必要に応じて担当格付アナリストに早期の見直しを促すこととしています。

　信用格付の見直しにおいては、原則として、新規付与に使用するものと同じ格付付与方針等を使用します。新規付与に使用する格付付与方針等の制定または変更を行った場合は、その内容を、それ以降に行う信用格付の新規付与のほか、見直しにも適用します。信用格付の見直しに使用する格付付与方針等の制定または変更を行った場合は、その内容を、新規付与に使用する格付付与方針等に、必要に応じ反映させます。

　格付付与方針等の制定または変更が重要なものである場合は、当該制定または変更に伴い見直しが必要となる信用格付の範囲および見直しの完了までにかかる期間を、当該制定または変更の公表後、遅滞なく公表します。

　見直しにより格付変更の可能性があるが格付判断に当り当該事象に関連する追加的な情報の入手や分析が必要と判断した場合、投資家等の注意を喚起するために、当該信用格付を「クレジット・モニター」の対象としてその旨を発表したうえで信用格付を見直すことがあります。

12. 保留、撤回

　信用格付の見直しを行うのに必要な情報の入手が困難あるいは不可能となった場合など、客観的な情勢に重大な変化が生じ信用格付の見直しが一時的に困難あるいは不可能と判断される場合には信用格付を「保留」とします。保留はあくまで一時的な措置であり、要因となった事象の解消の見込みが立たない場合、信用格付は「撤回」とします。情報提供について発行体からの協力が得られない場合など客観的な情勢に重大な変化が生じ将来にわたって信用格付の見直しが不可能と判断される場合は信用格付を「撤回」とします。このような「撤回」または「保留」は、格付委員会の決定に基づき行います。

　また、発行体の倒産手続その他の事情により、信用格付の付与を継続する意義が小さくなったと判断される場合や、法令等遵守上の必要が生じた場合、営業上やむを得ない事情が生じた場合に信用格付を「撤回」とすることがあります。信用格付の依頼人から撤回の申し出を受けこれを受諾した場合も信用格付を「撤回」とします。発行体からの撤回の申し出その他の理由による「撤回」は、担当部門の上級管理者の承認に基づき行います。

　信用格付の「保留」「撤回」を行う場合は、信用格付の対象が消滅する場合を除き、その旨を遅滞なく公表します。JCR が格下げ等の格付アクションを決定したことに伴い依頼人から撤回の申し出を受けこれを受諾した場合の「撤回」の公表にあたっては、当該格下げ等の事実も公表します。

13. 非依頼信用格付

　発行体の業界内でのシェアが高い等の理由から、その信用格付の公表が JCR の信用格付全般の精度向上に資すると判断される場合に、当該発行体の了解を得た上で非依頼信用格付を付与し、付与した場合はこれを遅滞なく公表します。その場合、格付記号に p 記号を付加することにより、その信用格付が発行体の依頼に応じて付与されたものでないことを明らかにします。

　信用格付を発行体の依頼によらず付与する場合であっても、原則として、通常の依頼信用格付の場合と同

様なプロセス、情報および格付方法に基づいて信用格付を付与します。ただし、発行体とのインタビューの実施または非公表情報の入手が一部または全部不可能な場合であっても、用いられる情報について十分な品質を確保できる場合、発行体の依頼によらず信用格付を付与します。

　国に対する信用格付については、当該国の了解を得ず付与することがあります。また、国に対する信用格付には、依頼によらず付与し公表する場合であっても、格付記号に p 記号を付加しませんが、この場合は非依頼信用格付である旨を公表に際し表示します。

以上

http://www.jcr.co.jp

（資料）

（図）コーポレート等の格付のプロセス


格付先
ＪＣＲ
格付依頼
格付依頼の受け付け
担当格付アナリスト決定
資料作成
資料提出依頼
資料提出
提出資料その他の分析
疑問点・問題点等の洗い出し
質問状受領
質問状送付
インタビュー準備
インタビュー（トップインタビュー含む）
工場実査
担当格付アナリストによる格付案作成
格付委員会で討議、決定
格付の通知受け取り
決定理由や主要論点につき質問
決定された格付の通知
決定理由や主要論点の説明
格付の公表
レビュー（見直し）

（注）決定について格付先から異議が申し立てられた場合、その異議の内容を検討し、必要があると判断されれば、他のアナリストによる再調査、格付委員会での再審議を行います。

http://www.jcr.co.jp